NSAR exhibit 77c



RESULTS OF SHAREHOLDER MEETING
On October 31, 2005, a special meeting of the shareholders of the Montecito Fund was held for the purpose of approving a sub-advisory agreement between SBG Capital Management, Inc. and Seidler Investment
Advisors, Inc.   The voting results of the meeting were as follows:

		FOR		  AGAINST  	     ABSTAIN
		228,850	    0		        0

Effective November 1,2005, and pursuant to a sub-advisory agreement, Seidler Investment Advisors, Inc. assumed responsibility for providing primary investment management services to the Montecito
Fund.